SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
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                         (Title of Class of Securities)

                                   382410 40 5
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                                 (CUSIP Number)

                                   Lonnie Shaw
                          333 Texas Street, Suite 1375
                              Shreveport, LA 71101
                                  318-429-1375
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 13, 2001
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             (Date of Event Which Requires Filing of this Statement)



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CUSIP No. 382410 40 5                                                Page 2 of 6

1.   Name of Reporting Persons and IRS or SS Identification Number:
     Sheldon Appel
2.   Check the Appropriate Box if a Member of a Group:
     (a)       N/A
     (b)       N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     452,937
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     452,937
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     452,937
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     3.3%
12.  Type of Reporting Person
     IN

CUSIP No. 382410 40 5                                                Page 3 of 6

1.   Name of Reporting Persons and IRS or SS Identification Number:
     Erwin and Essie Appel Trust of 1975, Sheldon Appel, Trustee
2.   Check the Appropriate Box if a Member of a Group:
     (a) N/A
     (b) N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     California
Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     305,626
6.   Shared Voting Power
       0
7.   Sole Dispositive Power
     305,626
8.   Shared Dispositive Power
       0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     305,626
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     3.3%
12.  Type of Reporting Person
     OO-trust

                                                                     Page 4 of 6
Item 1(a)   Name of Issuer:
            Goodrich Petroleum Corporation
Item 1(b)   Address of Issuer's principal executive offices:
            815 Walker Street, Suite 1040
            Houston, Texas 77002
Item 2(a)   Name of person filing:
            1.      Sheldon Appel
            2.      Erwin and Essie Appel Trust of 1975, Sheldon Appel, Trustee
Item 2(b)   Address of principal business office or, if none, residence:
            1.     2148 Federal Avenue, Suite A
                   Los Angeles, CA  90025
            2.     2148 Federal Avenue, Suite A
                   Los Angeles, CA  90025
Item 2(c)   Citizenship:
            1.        United States
            2.        California
Item 2(d)   Title of class of securities:
            Common Stock, $.20 par value
Item 2(e)   CUSIP Number:  382410 40 5
Item 3      Not Applicable
Item 4      Ownership:
            (a) Amount beneficially owned:
                452,937*
            (b) Percent of class:
                8.4%
            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote -
                      442,937
                (ii)  shared power to vote or to direct the vote -
                      0
                (iii) sole power to dispose or to direct the disposition of -
                      452,937
                (iv)  shared power to dispose or to direct the disposition of -
                      0

* Includes the following securities: (a) 110,136 shares of common stock held by Mr. Appel on his own behalf, (b) 27,925 shares of common stock issuable upon conversion of 67,015 shares of Series A preferred stock held by Mr. Appel and (c) options to purchase 9,250 shares of common stock. In addition, includes 305,626 shares of common stock issuable upon conversion of 274,104 shares of Series B preferred stock held by a trust of which Mr. Appel is the trustee.

                                                                     Page 5 of 6
Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X ).

Item 6-9    Not Applicable
Item 10 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:      February 13, 2001
          --------------------


/s/ Sheldon Appel
----------------------
Sheldon Appel


Erwin and Essie Appel Trust of 1975

/s/ Sheldon Appel
----------------------
Sheldon Appel, Trustee